Exhibit 99.1

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December 12, 2012	Trading Symbol: TSX – OLE
OTC/BB – OLEPF
Website: www.oromin.com

OJVG Gold Project – Status of Feasibility Study

Oromin Explorations Ltd., on behalf of Oromin Joint Venture Group Ltd. (“OJVG”), provides this update on the status and expected timing of a complete Carbon-in-Leach (“CIL”) Feasibility Study on the OJVG Gold Project in the Republic of Sénégal, and of an updated Preliminary Economic Assessment (“PEA”) of certain heap leach potential at this project.

Our engineering consultants, SRK Consulting (Canada) Inc. and Ausenco Solutions Canada Inc., advise that results of the CIL Feasibility Study and PEA update are progressing well towards being available in the second half of January 2013. The deferral of this target date, previously expected by the end of Q4 2012, is in part due to the new resource model driving more significant physical and economic updates than were anticipated, and in part due to the Christmas Holiday period affecting various work and delivery schedules. This brief delay will allow the consultants to incorporate the most current estimates of capital and operating costs into the related financial analysis for the project’s revised production schedule.

Our consultants have advised us that the process of establishing mining schedules and reserve estimates which will be evaluated in the Feasibility Study technical and economic model is very well advanced. As could be inferred from our announcement of an expanded resource base in the resource update made in our news release of October 1, 2012, we expect the capital and operating parameters of the updated studies will embrace significantly increased mineral processing quantities and mine lives from those set out in our 2010 CIL Feasibility Study and 2011 heap leach PEA.

To find out more about Oromin Explorations Ltd., visit www.oromin.com in the section “Investors / Presentations”, a new file titled Project Update – October 2012.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President and CEO

Cautionary Statements

This press release contains forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”). Specifically, this press release discusses the expected timing and availability of in-progress Feasibility Study and Preliminary Economic Assessment updates, and states that “we expect the capital and operating parameters of the updated studies will embrace significantly increased mineral processing quantities and mine lives from those set out in our 2010 CIL Feasibility Study and 2011 heap leach PEA”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which are beyond Oromin’s ability to predict or control and may cause Oromin’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Oromin undertakes no obligation to update publicly or otherwise revise any forward-looking statements contained herein whether as a result of new information or future events or otherwise, except as may be required by law.